UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2022
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

	By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

BLADEX ANNOUNCES IMPROVED PROFITABILITY, WITH PROFIT FOR THE SECOND QUARTER 2022 OF $23.0 MILLION, OR $0.63 PER SHARE, AND AN ANNUALIZED RETURN ON EQUITY OF 9.1%

PANAMA CITY, REPUBLIC OF PANAMA, August 3, 2022
Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the Second Quarter (“2Q22”) and six months (“6M22”) ended June 30, 2022.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2Q22	1Q22	2Q21	6M22	6M21
Key Income Statement Highlights
Net Interest Income ("NII")	$32.7	$25.7	$21.0	$58.4	$39.9
Fees and commissions, net	$4.3	$3.9	$4.3	$8.2	$7.3
(Loss) gain on financial instruments, net	$(0.1)	$0.6	$0.2	$0.5	$0.2
Other income, net	$0.0	$0.0	$0.1	$0.0	$0.2
Total revenues	$36.9	$30.2	$25.6	$67.2	$47.6
Provision for credit losses	$(0.8)	$(8.1)	$(1.4)	$(8.9)	$(1.4)
Operating expenses	$(13.1)	$(11.0)	$(10.1)	$(24.1)	$(19.3)
Profit for the period	$23.0	$11.1	$14.1	$34.1	$26.9
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.63	$0.31	$0.36	$0.94	$0.68
Return on Average Equity (“ROAE”) (2)	9.1%	4.5%	5.4%	6.8%	5.2%
Return on Average Assets (ROAA)	1.1%	0.6%	0.8%	0.8%	0.8%
Net Interest Margin ("NIM") (3)	1.54%	1.32%	1.27%	1.43%	1.26%
Net Interest Spread ("NIS") (4)	1.32%	1.15%	1.11%	1.24%	1.08%
Efficiency Ratio (5)	35.4%	36.4%	39.6%	35.9%	40.5%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (6)	$8,685	$8,412	$6,531	$8,685	$6,531
Commercial Portfolio (7)	$7,583	$7,321	$6,008	$7,583	$6,008
Investment Portfolio	$1,102	$1,091	$523	$1,102	$523
Total assets	$8,925	$8,458	$6,723	$8,925	$6,723
Total equity	$1,019	$1,005	$1,031	$1,019	$1,031
Market capitalization (8)	$482	$565	$605	$482	$605
Tier 1 Capital to risk-weighted assets (Basel III – IRB)(9)	15.1%	16.2%	23.6%	15.1%	23.6%
Capital Adequacy Ratio (Regulatory) (10)	12.9%	13.4%	18.2%	12.9%	18.2%
Total assets / Total equity (times)	8.8	8.4	6.5	8.8	6.5
Liquid Assets / Total Assets (11)	10.6%	9.2%	14.9%	10.6%	14.9%
Credit-impaired loans to Loan Portfolio (12)	0.2%	0.2%	0.2%	0.2%	0.2%
Total allowance for losses to Credit Portfolio (13)	0.6%	0.7%	0.7%	0.6%	0.7%
Total allowance for losses to credit-impaired loans (times) (13)	5.3	5.2	4.4	5.3	4.4

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BUSINESS HIGHLIGHTS
•Bladex’s Profits totaled $23.0 million for the 2Q22 (+107% QoQ; +63% YoY), reaching $34.1 million for the first 6M22 (+27% YoY), mostly driven by improved top-line revenues of Net Interest Income (“NII”) and a positive trend in fee income, along with lower credit provision requirements in 2Q22, greatly offsetting increased operating expenses.
•NII continued its growth trend of five consecutive quarters, to reach $32.7 million for 2Q22 (+27% QoQ; +56% YoY), and up 46% to $58.4 million for the first 6M22, mainly resulting from the effect of higher average net lending rates and volumes. Net Interest Margin (“NIM”) increased to 1.54% in 2Q22 (+22 bps QoQ; +27 bps YoY) and 1.43% (+17 bps YoY), on enhanced credit spreads and higher market rates.
•Fees and Commissions, net, totaled $4.3 million in 2Q22 (+8% QoQ; unchanged YoY) and $8.2 million for the first 6M22 (+12% YoY), mostly driven by the sustained growth trend performance in fees from the letters of credit business, and recovered loan syndications activity.
•Efficiency Ratio improved to 35% in 2Q22 and 36% in 6M22, as higher revenues more than offset the increase in operating expenses, mostly associated to higher personnel expenses due to the strengthening of the Bank’s work force and a new variable compensation structure, and other expenses mostly related to the Bank’s strategy implementation.
•The Bank’s Credit Portfolio increased 3% QoQ and 33% YoY, to reach a new record level of $8.7 billion as of June 30, 2022, driven by the Commercial Portfolio’s growth trend of eight consecutive quarters, which also resulted in a record level of $7.6 billion (+4% QoQ; +26% YoY), along with increased credit investment securities to $1.0 billion (+4% QoQ; +3x YoY), aimed to diversify exposures and complement the Bank’s commercial activities.
•Sustained positive trend in Commercial Portfolio’s growth reflecting both stronger demand from the Bank’s traditional client base, boosted by higher commodity prices and trade flows in the Region, as well as new underlying business and clients.
•Preservation of asset quality, characterized by the high quality of its borrower base. Credit-impaired loans (Non-Performing or “NPLs”) remain unchanged at $11 million or 0.2% of total Loan Portfolio as of June 30, 2022.
•As of June 30, 2022, the total allowance for credit losses represented 0.6% of total Credit Portfolio, and 5.3 times NPL balances. Provisions for credit losses of $0.8 million in 2Q22 and $8.9 million in 6M22 were closely tied to the Bank’s Credit Portfolio growth, partly offset by lower IFRS 9 Stage 2 exposure and its related allocated provisions.
•Bladex´s liquidity position, consisting of cash and due from banks and highly rated corporate debt securities (‘A-‘ or above), stood at $945 million, or 11% of total assets as of June 30, 2022. The Bank relies on sustained deposit levels and well diversified funding sources with ample access to global debt and capital markets.
•2Q22 Annualized Return on Average Equity (“ROAE”) reached 9.1%, on improved profitability and a more efficient use of capital. As of June 30, 2022, the Bank´s Tier 1 Basel III Capital and Regulatory Capital Adequacy Ratios stood at 15.1% and 12.9%, respectively, well above international standards and regulatory minimums.

CEO’s Comments
Mr. Jorge Salas, Bladex’s Chief Executive Officer said: “We delivered a strong set of operating and financial results, with our credit book maintaining the growth momentum shown in the prior quarter reaching a historical high of $8.7 billion dollars at quarter-end. At the same time, we continued to expand margins for the fifth consecutive quarter, expanding net income over 60% year-on-year to $23 million, while maintaining robust asset quality with NPLs at 0% for over two years now.

This good performance reflects the execution of the strategic plan we have been implementing for the last year with active participation of our board of directors, aimed at enhancing Bladex´s profitability, long-term sustainability, and stakeholder value creation. In particular, our plan is centered in expanding our customer and product base, extending loan duration and focusing on higher margin sectors and geographies. As we continue to build on our capabilities, we are also benefiting from the current environment of high inflation, tightening of global financial conditions and rising interest rates. In sum, we are building a stronger foundation to capitalize on the competitive advantages of Bladex as a unique and well-positioned trade bank focused on Latin America.”

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RESULTS BY BUSINESS SEGMENT
The Bank’s activities are managed and executed through two business segments, Commercial and Treasury. Information related to each reportable segment is set out below. Business segment results are based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue, and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT
The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions, and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.
Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of financial instruments measured at FVTPL; (v) reversal (provision) for credit losses, (vi) gain (loss) on non-financial assets; and (vii) direct and allocated operating expenses.

Bladex’s Commercial Portfolio maintained its quarterly growth trend, reaching $7.6 billion at the end of 2Q22, a 4% QoQ increase compared to $7.3 billion a quarter ago and a 26% YoY increase compared to $6.0 billion a year ago. On an average basis, Commercial Portfolio balances reached $7.4 billion for the 2Q22 (+10% QoQ; +22% YoY) and $7.1 billion for the first 6M22 (+23% YoY). The quarterly increased levels of EoP and average balances reflect both stronger demand from the Bank’s traditional client base, boosted by higher commodity prices and trade flows in the Region, as well as new underlying business and clients. In addition, the Bank continued collecting all scheduled loan maturities, evidencing the high quality of the Bank’s borrower base and short-term nature of its business.

As of June 30, 2022, 71% of the Commercial Portfolio was scheduled to mature within a year, down 3 pp compared from the previous quarter and down 7 pp from a year ago. Trade finance transactions represented 64% of the short-term origination, down 3 pp compared to a quarter ago and up 2 pp compared to a year ago.

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The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio as of June 30, 2022, highlighting the portfolio´s risk diversification by country and across industry segments:
Bladex’s credit quality remains sound, with a well-diversified exposure across countries. As of June 30, 2022, 45% of the Commercial Portfolio was geographically distributed in investment grade countries, up 1 pp from the previous quarter and 2 pp from a year ago, still centered on preserving credit quality through well diversified exposures with top-tier clients across the Region. This includes the Bank´s classification of Colombia as non-investment grade following downgrades by two main credit rating agencies back in May and July of 2021. Brazil continues to represent the largest country-risk exposure at 16% of the total Commercial Portfolio, of which 67% was with financial institutions. Other relevant country-risk exposures were Colombia at 11% and investment grade countries such as Mexico at 11%, Chile at 9% and top-rated countries outside of Latin America (which relates to transactions carried out in Latin America) at 8% of the total portfolio.

The Commercial Portfolio by industries also remained well-diversified and focused on high quality borrowers, as exposure to the Bank’s traditional client base of financial institutions represented 41% of the total Commercial Portfolio, and exposure to sovereign and state-owned corporations accounted for 20% of the total portfolio at the end of 2Q22. The remaining exposure comprises top tier corporates throughout the Region, well diversified across sectors, in which most industries represented 5% or less of the total Commercial Portfolio, except for certain sectors, strategic to the Bank, benefitting from higher commodity prices and LatAm trade flows, such as Oil & Gas (Downstream) at 14%, Electric power at 7%, Food and beverage and Metal manufacturing, each at 6% of the Commercial Portfolio at the end of 2Q22.

Refer to Exhibit IX for additional information related to the Bank’s Commercial Portfolio distribution by country, and Exhibit XI for the Bank’s distribution of loan disbursements by country.

(US$ million)	2Q22	1Q22	2Q21	QoQ (%)	YoY (%)	6M22	6M21	YoY (%)
Commercial Business Segment:
Net interest income	$28.7	$25.3	$20.5	14%	40%	$53.9	$39.2	38%
Other income	4.5	4.1	4.5	9%	1%	8.6	7.7	12%
Total revenues	33.2	29.4	25.0	13%	33%	62.6	46.9	33%
Provision for credit losses	(0.5)	(7.4)	(1.0)	94%	55%	(7.8)	(1.0)	-680%
Operating expenses	(10.3)	(8.8)	(7.9)	-17%	-30%	(19.1)	(15.0)	-27%
Profit for the segment	$22.4	$13.2	$16.0	70%	40%	$35.7	$30.9	15%

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The Commercial Business Segment’s Profit resulted in $22.4 million for 2Q22 (+70% QoQ; +40% YoY) and $35.7 million for the first 6M22 (+15% YoY). The quarterly and yearly increases were mostly driven by strong improvement in top-line revenues of NII, and a positive trend in fee income from letters of credit and syndication businesses, along with lower credit provision requirements in 2Q22, greatly offsetting increased operating expenses, mostly associated to higher personnel expenses due to the strengthening of the Bank’s work force and a new variable compensation structure, and other expenses mostly related to strategy implementation. In addition, 6M22 yearly increase was partly offset by higher provisions for credit losses mainly associated to the 26% YoY increase in Commercial Portfolio balances.

TREASURY BUSINESS SEGMENT
The Treasury Business Segment focuses on managing the Bank’s investment portfolio and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-‘ or above, and financial instruments related to the investment management activities, consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned Treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

The Bank’s liquid assets, mostly consisting of cash and due from banks, as well as highly rated corporate debt securities (‘A-‘ or above) aimed to enhance liquidity yields, totaled $945 million at the end of 2Q22, compared to $782 million a quarter ago and $999 million a year ago. As of June 30, 2022, $743 million, or 79% of total liquid assets represented deposits placed with the Federal Reserve Bank of New York, while $145 million, or 15% of total liquid assets represented corporate debt securities classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee. As of the end of 2Q22, 1Q22, and 2Q21, liquidity balances to total assets represented 11%, 9% and 15%, respectively, while the liquidity balances to total deposits ratio was 30%, 24% and 30%, respectively.

The credit investment portfolio, related to the Treasury’s investment management activities aimed to diversify exposures and complement the Bank’s Commercial Portfolio, increased to $957 million at the end of 2Q22, a 4% increase compared to $919 million a quarter ago and almost three times higher compared to $322 million a year ago. Consequently, the Bank’s total Investment Portfolio amounted to $1,102 million as of June 30, 2022, mostly consisting of readily-quoted U.S., Latin American and Multilateral securities. Refer to Exhibit X for a per-country risk distribution of the Investment Portfolio.

On the funding side, deposit balances were $3.1 billion at the end of 1Q22, down 4% QoQ and 7% YoY. The sustained and relevant level of the Bank’s deposit base is enhanced by its Yankee CD program, which complements the short-term funding structure, combined with the steady support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 51% of total deposits at the end of 2Q22, up 2 pp from 49% from the previous quarter and 3 pp from 48% a year ago. As of June 30, 2022, deposits represented 41% of total funding sources, down 4 pp compared to 45% in the previous quarter and 20 pp compared to 61% a year ago. In turn, funding through securities sold under repurchase agreements (“Repos”) increased to $687 million at the end of 2Q22 (+99% QoQ; +511% YoY), while short- and medium-term borrowings and debt totaled $3.9 billion at the end of 2Q22 (+8% QoQ ; +87% YoY). Weighted average funding costs resulted in 1.66% for 2Q22 (+54 bps QoQ; +73 bps YoY) and 1.40% in the first 6M22 (+39 bps YoY), mostly reflecting the recent increase in market interest rates.

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(US$ million)	2Q22	1Q22	2Q21	QoQ (%)	YoY (%)	6M22	6M21	YoY (%)
Treasury Business Segment:
Net interest income	$4.0	$0.5	$0.5	758%	674%	$4.5	$0.7	557%
Other income (expense)	(0.3)	0.4	0.1	-171%	-352%	0.1	(0.1)	247%
Total revenues	3.7	0.9	0.6	330%	490%	4.6	0.6	660%
Provision for credit losses	(0.4)	(0.8)	(0.3)	52%	-6%	(1.1)	(0.4)	-193%
Operating expenses	(2.8)	(2.2)	(2.2)	-25%	-24%	(5.0)	(4.2)	-18%
Profit (Loss) for the segment	$0.6	$(2.1)	$(2.0)	128%	130%	$(1.5)	$(4.0)	62%
The Treasury Business Segment recorded a $0.6 million profit for 2Q22 (+128% QoQ; +130% YoY) and a $1.5 million loss for the first 6M22 (+62% YoY). The 2Q22 profit was mainly driven by increased NII resulting from the effect of higher investment portfolio balances, and the positive effect of increasing market rates and the optimization of liquidity levels. The 6M22 loss was the result of the impact of the $1.1 million provision for credit losses closely tied to the increase in the credit investment portfolio, and higher operating expenses, partly offset by increased NII.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	2Q22	1Q22	2Q21	QoQ (%)	YoY (%)	6M22	6M21	YoY (%)
Net Interest Income
Interest income	$64.1	$45.0	$34.2	42%	87%	$109.1	$67.1	63%
Interest expense	(31.4)	(19.3)	(13.2)	-63%	-138%	(50.6)	(27.2)	-86%
Net Interest Income ("NII")	$32.7	$25.7	$21.0	27%	56%	$58.4	$39.9	46%

Net Interest Spread ("NIS")	1.32%	1.15%	1.11%	14%	19%	1.24%	1.08%	15%

Net Interest Margin ("NIM")	1.54%	1.32%	1.27%	17%	21%	1.43%	1.26%	14%

NII totaled $32.7 million for 2Q22 (+27% QoQ; +56% YoY) and $58.4 million for 6M22 (+46% YoY). The quarterly and yearly increases resulted from the effect of increased average loan volumes (+11% QoQ and +22% YoY for the quarter; +23% YoY for the year) and average credit investments volumes (+30% QoQ and +284% YoY), as well as higher net lending rates (+67 bps QoQ and +103 bps YoY for 2Q22; +60 bps for 6M22), benefitting from enhanced lending spreads, the positive impact of higher market rates and optimized average liquidity level.

FEES AND COMMISSIONS
Fees and Commissions, net, includes the fee income associated with letters of credit and the fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary market, and other commissions, mostly from other contingent credits, such as guarantees and credit commitments, net of fee expenses.

8

(US$ million)	2Q22	1Q22	2Q21	QoQ (%)	YoY (%)	6M22	6M21	YoY (%)
Letters of credit fees	3.5	3.3	3.4	5%	3%	6.8	5.9	15%
Loan syndication fees	0.6	0.4	0.4	39%	49%	1.0	0.5	105%
Other commissions, net	0.2	0.2	0.5	-5%	-61%	0.4	0.9	-57%
Fees and Commissions, net	$4.3	$3.9	$4.3	8%	0%	$8.2	$7.3	12%
Fees and Commissions, net, totaled $4.3 million in 1Q22 (+8% QoQ; unchanged YoY) and $8.2 million in 6M22 (+12 YoY). The quarterly and yearly increases were mostly driven by the sustained growth trend performance in fees from the letters of credit business, along with recovered loan syndications activity.

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PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR CREDIT LOSSES

(US$ million, except percentages)	30-Jun-22	31-Mar-22	31-Dec-21	30-Sep-21	30-Jun-21
Allowance for loan losses
Balance at beginning of the period	$49.2	$41.5	$41.4	$41.4	$41.1
Provisions (reversals)	$1.4	$7.7	$0.1	$0.0	$0.1
Write-offs, net of recoveries	$0.0	$0.0	$0.0	$0.0	$0.2
End of period balance	$50.6	$49.2	$41.5	$41.4	$41.4

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$3.5	$3.8	$3.7	$3.8	$2.9
(Reversals) provisions	$(0.9)	$(0.3)	$0.1	$(0.1)	$0.9
End of period balance	$2.5	$3.5	$3.8	$3.7	$3.8

Allowance for Investment Portfolio losses
Balance at beginning of the period	$2.6	$1.8	$1.8	$0.9	$0.6
Provisions (reversals)	$0.4	$0.7	$0.0	$0.9	$0.3
End of period balance	$2.9	$2.6	$1.8	$1.8	$0.9

Total allowance for losses	$56.0	$55.2	$47.1	$46.9	$46.1

Total allowance for losses to Credit Portfolio	0.6%	0.7%	0.6%	0.7%	0.7%
Credit-impaired loans to Loan Portfolio	0.2%	0.2%	0.2%	0.2%	0.2%
Total allowance for losses to credit-impaired loans (times)	5.3	5.2	4.4	4.4	4.4

Stage 1 (low risk) to Total Credit Portfolio	98%	98%	98%	97%	96%
Stage 2 (increased risk) to Total Credit Portfolio	2%	2%	2%	3%	4%
Stage 3 (credit impaired) to Total Credit Portfolio	0%	0%	0%	0%	0%

As of June 30, 2022, the total allowance for credit losses increased to $56.0 million, representing a coverage ratio to the Credit Portfolio of 0.6%, compared to $55.2 million, or 0.7%, at the end of 2Q21, and compared to $46.1 million, or 0.7%, at the end of 2Q21. Higher allowance during the quarter was closely tied to provisions for credit losses driven by the Bank’s Credit Portfolio continued growth, as balances were up by 3% QoQ and 33% YoY at the end of 2Q22, partly offset by the $21 million QoQ decrease in IFRS 9 Stage 2 exposure. Overall, the resulting provision for credit losses during the 2Q22 was $0.8 million.

The Bank maintained its sound asset quality, with credit-impaired loans (“NPL”) unchanged at $11 million, or 0.2% of the total Loan Portfolio as of June 30, 2022. Credits categorized as Stage 2 under IFRS 9 (with increased risk since origination) represented 2% of total credits, down from 4% a year ago, with the remaining 98% categorized as Stage 1 or low-risk credits.

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OPERATING EXPENSES

(US$ million, except percentages)	2Q22	1Q22	2Q21	QoQ (%)	YoY (%)	6M22	6M21	YoY (%)
Operating expenses
Salaries and other employee expenses	8.2	7.4	5.4	11%	54%	15.7	10.8	45%
Depreciation of investment property, equipment and improvements	0.5	0.5	0.7	-3%	-25%	1.0	1.5	-31%
Amortization of intangible assets	0.1	0.1	0.3	2%	-50%	0.3	0.5	-52%
Other expenses	4.2	2.9	3.8	43%	9%	7.1	6.4	10%
Total Operating Expenses	$13.1	$11.0	$10.1	19%	29%	$24.1	$19.3	25%
Efficiency Ratio	35.4%	36.4%	39.6%			35.9%	40.5%
The Bank’s 2Q22 and 6M22 operating expenses totaled $13.1 million (+19 QoQ; +29% YoY) and $24.1 million (+25% YoY) respectively. These increases were mostly associated to higher personnel expenses due to the strengthening of the Bank’s work force and a new performance-based variable compensation structure –closely tied to strategy execution and financial performance and returns–, and other expenses mostly related to the Bank’s strategy implementation, which includes an evaluation aimed at improving the Bank’s processes and technology.

The Bank’s Efficiency Ratio improved to 35.4% in 2Q22, compared to 36.4% a quarter ago and compared to 39.6% a year ago, as the 22% QoQ and 44% YoY improvements in total revenues more than offset the increase in operating expenses. YTD Efficiency Ratio stood at 35.9%, down from 40.5% a year ago, as the 41% increase in income generation overcompensated the increase of operating expenses during the year

CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	30-Jun-22	31-Mar-22	30-Jun-21	QoQ (%)	YoY (%)
Total equity	$1,019	$1,005	$1,031	1%	-1%
Tier 1 capital to risk weighted assets (Basel III – IRB)(9)	15.1%	16.2%	23.6%	-6%	-36%
Risk-Weighted Assets (Basel III – IRB)(9)	$6,742	$6,224	$4,374	8%	54%
Capital Adequacy Ratio (Regulatory) (10)	12.9%	13.4%	18.2%	-4%	-29%
Risk-Weighted Assets (Regulatory) (10)	$7,973	$7,555	$5,783	6%	38%
Total assets / Total equity (times)	8.8	8.4	6.5	4%	34%
Shares outstanding (in thousand)	36,331	36,268	39,361	0%	-8%

11

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 36.3 million common shares outstanding as of June 30, 2022. At the same date, the Bank’s ratio of total assets to total equity stood at 8.8 times, and the Bank’s Tier 1 Basel III Capital Ratio, in which risk-weighted assets are calculated under the advanced internal ratings-based approach (IRB) for credit risk, decreased to 15.1% due to higher risk-weighted assets on increased Loan and Investment Portfolios, while equity levels remained relatively stable at over $1 billion. Similarly, the Bank’s Capital Adequacy Ratio, as defined by Panama’s banking regulator, was 12.9% as of June 30, 2022, well above the regulatory minimum of 8%. Under this methodology, credit risk-weighted assets are calculated under Basel’s standardized approach.

RECENT EVENTS

•Quarterly dividend payment: The Board approved a quarterly common dividend of $0.25 per share corresponding to the second quarter 2022. The cash dividend will be paid on August 30, 2022, to shareholders registered as of August 15, 2022.

•Ratings updates: On May 24, 2022, S&P Global Ratings affirmed the Bank’s global issuer credit ratings at “BBB/A-2”. The outlook remains “Stable”.

Notes:
–Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.
–QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:
(1)Earnings per Share ("EPS") calculation is based on the average number of shares outstanding during each period.
(2)ROAE refers to return on average stockholders' equity which is calculated on the basis of unaudited daily average balances.
(3)NIM refers to net interest margin which constitutes to Net Interest Income (NII) divided by the average balance of interest-earning assets.
(4)NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.
(5)Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.
(6)The Bank's Credit Portfolio includes gross loans at amortized cost (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers' liabilities under acceptances.
(7)The Bank's Commercial Portfolio includes gross loans at amortized cost (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers' liabilities under acceptances.
(8)Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.
(9)Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or IRB for credit risk and standardized approach for operational risk.
(10)As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset's categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.
(11)Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above 'A-'). Liquidity ratio refers to liquid assets as a percentage of total assets.

12

(12)Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.
(13)Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and geopolitical events; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX
Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.
Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION
There will be a conference call to discuss the Bank’s quarterly results on Thursday, August 4, 2022 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial +1 888 686-3653 in the United States or, if outside the United States, +1 718 866-4614. Participants should use conference passcode 877068, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com. The conference call will become available for review one hour after its conclusion.

For more information, please access http://www.bladex.com or contact:

13

Mrs. Ana Graciela de Méndez
Chief Financial Officer
Tel: +507 210-8563
E-mail address: amendez@bladex.com

14

EXHIBIT I
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2022	March 31, 2022	June 30, 2021	CHANGE	%	CHANGE	%

	(In US$ thousand)
Assets

Cash and due from banks	$867,262	$653,789	$823,493	$213,473	33%	$43,769	5%

Securities and other financial assets, net	$1,111,070	$1,099,189	$527,170	$11,881	1	583,900	111

Loans, net	$6,749,033	$6,449,282	$5,202,871	$299,751	5	1,546,162	30

Customers' liabilities under acceptances	$149,299	$193,119	$129,402	$(43,820)	(23)	19,897	15
Derivative financial instruments - assets	$20,002	$34,725	$14,270	$(14,723)	(42)	5,732	40
Equipment and leasehold improvements, net	$17,176	$17,329	$14,841	$(153)	(1)	2,335	16
Intangibles, net	$1,605	$1,690	$1,555	$(85)	(5)	50	3
Investment properties	$0	$0	$3,075	$0	n.m.	(3,075)	(100)
Other assets	$9,058	$9,260	$6,555	$(202)	(2)	2,503	38

Total assets	$8,924,505	$8,458,383	$6,723,232	$466,122	6%	$2,201,273	33%

Liabilities

Demand deposits	$324,237	$436,137	$317,014	$(111,900)	(26)%	$7,223	2%
Time deposits	$2,785,442	$2,819,731	$3,029,175	$(34,289)	(1)	(243,733)	(8)
	$3,109,679	$3,255,868	$3,346,189	$(146,189)	(4)	(236,510)	(7)
Interest payable	$4,963	$2,165	$3,839	$2,798	129	1124	29
Total deposits	$3,114,642	$3,258,033	$3,350,028	$(143,391)	(4)	(235,386)	(7)

Securities sold under repurchase agreements	687,039	345,848	112,488	341,191	99	574,551	511
Borrowings and debt, net	3,861,960	3,580,687	2,060,009	281,273	8	1,801,951	87
Interest payable	17,319	15,020	7,730	2,299	15	9,589	124

Acceptance outstanding	149,299	193,119	129,402	(43,820)	(23)	19,897	15
Derivative financial instruments - liabilities	41,164	29,672	14,930	11,492	39	26,234	176
Allowance for loan commitments and financial guarantee contract losses	2,530	3,455	3,790	(925)	(27)	(1,260)	(33)
Other liabilities	32,015	27,993	14,153	4,022	14	17,862	126

Total liabilities	$7,905,968	$7,453,827	$5,692,530	$452,141	6%	$2,213,438	39%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(113,988)	(115,135)	(62,264)	1,147	1	(51,724)	(83)
Additional paid-in capital in excess of value assigned of common stock	119,446	119,797	119,366	(351)	(0)	80	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	136,019	136,019	0	0	0	0
Retained earnings	503,876	489,936	471,121	13,940	3	32,755	7
Other comprehensive income (loss)	(2,006)	(1,251)	(8,730)	(755)	(60)	6,724	77

Total equity	$1,018,537	$1,004,556	$1,030,702	$13,981	1%	$(12,165)	(1)%

Total liabilities and equity	$8,924,505	$8,458,383	$6,723,232	$466,122	6%	$2,201,273	33%
(*)"n.m." means not meaningful.

15

EXHIBIT II
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2022	March 31, 2022	June 30, 2021	CHANGE	%	CHANGE	%
Net Interest Income:
Interest income	$64,053	$45,004	$34,164	$19,049	42%	$29,889	87%
Interest expense	(31,354)	(19,283)	(13,166)	(12,071)	(63)	(18,188)	(138)

Net Interest Income	32,699	25,721	20,998	6,978	27	11,701	56

Other income (expense):
Fees and commissions, net	4,269	3,949	4,271	320	8	(2)	(0)
(Loss) gain on financial instruments, net	(74)	566	234	(640)	(113)	(308)	(132)
Other income, net	24	16	87	8	50	(63)	(72)
Total other income, net	4,219	4,531	4,592	(312)	(7)	(373)	(8)

Total revenues	36,918	30,252	25,590	6,666	22	11,328	44

Provision for credit losses	(833)	(8,111)	(1,384)	7,278	90	551	40

Operating expenses:
Salaries and other employee expenses	(8,246)	(7,445)	(5,363)	(801)	(11)	(2,883)	(54)
Depreciation of investment properties, equipment and improvements	(515)	(533)	(691)	18	3	176	25
Amortization of intangible assets	(126)	(124)	(253)	(2)	(2)	127	50
Other expenses	(4,176)	(2,920)	(3,815)	(1,256)	(43)	(361)	(9)
Total operating expenses	(13,063)	(11,022)	(10,122)	(2,041)	(19)	(2,941)	(29)

Profit for the period	$23,022	$11,119	$14,084	$11,903	107%	$8,938	63%

PER COMMON SHARE DATA:
Basic earnings per share	$0.63	$0.31	$0.36
Diluted earnings per share	$0.63	$0.31	$0.36
Book value (period average)	$27.95	$27.72	$26.17
Book value (period end)	$28.04	$27.70	$26.19

Weighted average basic shares	36,313	36,249	39,659
Weighted average diluted shares	36,313	36,249	39,659
Basic shares period end	36,331	36,268	39,361

PERFORMANCE RATIOS:
Return on average assets	1.1%	0.6%	0.8%
Return on average equity	9.1%	4.5%	5.4%
Net interest margin	1.54%	1.32%	1.27%
Net interest spread	1.32%	1.15%	1.11%
Efficiency Ratio	35.4%	36.4%	39.6%
Operating expenses to total average assets	0.60%	0.55%	0.60%

16

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	FOR THE SIX MONTHS ENDED
	(A)	(B)	(A) - (B)
	June 30, 2022	June 30, 2021	CHANGE	%
Net Interest Income:
Interest income	$109,057	$67,082	$41,975	63%
Interest expense	(50,637)	(27,189)	(23,448)	(86)

Net Interest Income	58,420	39,893	18,527	46

Other income (expense):
Fees and commissions, net	8,218	7,311	907	12
Gain on financial instruments, net	492	163	329	202
Other income, net	40	184	(144)	(78)
Total other income, net	8,750	7,658	1,092	14

Total revenues	67,170	47,551	19,619	41

Provision for credit losses	(8,944)	(1,384)	(7,560)	(546)

Operating expenses:
Salaries and other employee expenses	(15,691)	(10,811)	(4,880)	(45)
Depreciation of investment properties, equipment and improvements	(1,048)	(1,510)	462	31
Amortization of intangible assets	(250)	(524)	274	52
Other expenses	(7,096)	(6,422)	(674)	(10)
Total operating expenses	(24,085)	(19,267)	(4,818)	(25)

Profit for the period	$34,141	$26,900	$7,241	27%

PER COMMON SHARE DATA:
Basic earnings per share	$0.94	$0.68
Diluted earnings per share	$0.94	$0.68
Book value (period average)	$27.83	$26.21
Book value (period end)	$28.04	$26.19

Weighted average basic shares	36,281	39,676
Weighted average diluted shares	36,281	39,676
Basic shares period end	36,331	39,361

PERFORMANCE RATIOS:
Return on average assets	0.8%	0.8%
Return on average equity	6.8%	5.2%
Net interest margin	1.43%	1.26%
Net interest spread	1.24%	1.08%
Efficiency Ratio	35.9%	40.5%
Operating expenses to total average assets	0.58%	0.60%

17

EXHIBIT IV
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	June 30, 2022			March 31, 2022			June 30, 2021
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$871,452	$1,756	0.80%	$1,104,575	$503	0.18%	$831,868	$257	0.12%
Securities at fair value through OCI	157,875	91	0.23	182,403	156	0.34	218,134	214	0.39
Securities at amortized cost (1)	956,761	6,247	2.58	737,931	4,137	2.24	233,213	1,711	2.90
Loans, net of unearned interest	6,519,667	55,959	3.40	5,887,768	40,208	2.73	5,342,209	31,982	2.37

TOTAL INTEREST EARNING ASSETS	$8,505,754	$64,053	2.98%	$7,912,677	$45,004	2.28%	$6,625,424	$34,164	2.04%

Allowance for loan losses	(50,148)			(43,559)			(42,439)
Non interest earning assets	283,631			263,036			160,119

TOTAL ASSETS	$8,739,238			$8,132,154			$6,743,104

INTEREST BEARING LIABILITIES
Deposits	3,248,368	$8,774	1.07%	3,155,179	$3,540	0.45%	$3,403,486	$3,469	0.40%
Securities sold under repurchase agreement and short-term borrowings and debt	2,079,208	7,509	1.43	1,865,683	4,393	0.94	646,154	1,206	0.74
Long-term borrowings and debt, net (2)	2,136,304	15,071	2.79	1,863,515	11,350	2.44	1,531,329	8,491	2.19

TOTAL INTEREST BEARING LIABILITIES	$7,463,880	$31,354	1.66%	$6,884,376	$19,283	1.12%	$5,580,970	$13,166	0.93%

Non interest bearing liabilities and other liabilities	$260,507			$243,072			$124,407

TOTAL LIABILITIES	7,724,386			7,127,448			5,705,377

EQUITY	1,014,851			1,004,705			1,037,727

TOTAL LIABILITIES AND EQUITY	$8,739,238			$8,132,154			$6,743,104

NET INTEREST SPREAD			1.32%			1.15%			1.11%

NET INTEREST INCOME AND NET INTEREST MARGIN		$32,699	1.54%		$25,721	1.32%		$20,998	1.27%

(1)Gross of the allowance for losses relating to securities at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

18

EXHIBIT V
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED
	June 30, 2022			June 30, 2021
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks	$987,369	$2,259	0.46%	$918,016	$617	0.13%
Securities at fair value through OCI	170,071	247	0.29	224,415	453	0.40
Securities at amortized cost (1)	847,950	10,384	2.44	201,162	3,109	3.07
Loans, net of unearned interest	6,205,463	96,167	3.08	5,050,635	62,903	2.48

TOTAL INTEREST EARNING ASSETS	$8,210,854	$109,057	2.64%	$6,394,229	$67,082	2.09%

Allowance for loan losses	(46,872)			(41,352)
Non interest earning assets	273,391			151,200

TOTAL ASSETS	$8,437,373			$6,504,076

INTEREST BEARING LIABILITIES
Deposits	$3,202,031	$12,314	0.76%	$3,329,296	$6,941	0.41%
Securities sold under repurchase agreement and short-term borrowings and debt	1,973,035	11,902	1.20	507,990	2,992	1.17
Long-term borrowings and debt, net (2)	2,000,663	26,421	2.63	1,513,227	17,256	2.27

TOTAL INTEREST BEARING LIABILITIES	$7,175,729	$50,637	1.40%	$5,350,513	$27,189	1.01%

Non interest bearing liabilities and other liabilities	$251,838			$113,474

TOTAL LIABILITIES	7,427,566			5,463,987

EQUITY	1,009,806			1,040,089

TOTAL LIABILITIES AND EQUITY	$8,437,373			$6,504,076

NET INTEREST SPREAD			1.24%			1.08%

NET INTEREST INCOME AND NET INTEREST MARGIN		$58,420	1.43%		$39,893	1.26%

(1)Gross of the allowance for losses relating to securities at amortized cost.
(2)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

19

EXHIBIT VI
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	SIX MONTHS ENDED	FOR THE THREE MONTHS ENDED					SIX MONTHS ENDED
	JUN 30/22	JUN 30/22	MAR 31/22	DEC 31/21	SEP 30/21	JUN 30/21	JUN 30/21
Net Interest Income:
Interest income	$109,057	$64,053	$45,004	$39,031	$34,770	$34,164	$67,082
Interest expense	(50,637)	(31,354)	(19,283)	(14,221)	(12,691)	(13,166)	(27,189)
Net Interest Income	58,420	32,699	25,721	24,810	22,079	20,998	39,893

Other income (expense):
Fees and commissions, net	8,218	4,269	3,949	6,235	4,752	4,271	7,311
Gain (loss) on financial instruments, net	492	(74)	566	(1,347)	(112)	234	163
Other income, net	40	24	16	127	111	87	184
Total other income, net	8,750	4,219	4,531	5,015	4,751	4,592	7,658

Total revenues	67,170	36,918	30,252	29,825	26,830	25,590	47,551

Provision for credit losses	(8,944)	(833)	(8,111)	(173)	(771)	(1,384)	(1,384)
Gain on non-financial assets, net	0	0	0	742	0	0	0
Total operating expenses	(24,085)	(13,063)	(11,022)	(10,328)	(10,328)	(10,122)	(19,267)

Profit for the period	$34,141	$23,022	$11,119	$20,066	$15,731	$14,084	$26,900

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$0.94	$0.63	$0.31	$0.54	$0.41	$0.36	$0.68

PERFORMANCE RATIOS
Return on average assets	0.8%	1.1%	0.6%	1.1%	0.9%	0.8%	0.8%
Return on average equity	6.8%	9.1%	4.5%	7.9%	6.1%	5.4%	5.2%
Net interest margin	1.43%	1.54%	1.32%	1.42%	1.33%	1.27%	1.26%
Net interest spread	1.24%	1.32%	1.15%	1.26%	1.17%	1.11%	1.08%
Efficiency Ratio	35.9%	35.4%	36.4%	34.6%	38.5%	39.6%	40.5%
Operating expenses to total average assets	0.58%	0.60%	0.55%	0.58%	0.61%	0.60%	0.60%

20

EXHIBIT VII
BUSINESS SEGMENT ANALYSIS
(In US$ thousand)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/22	JUN 30/21	JUN 30/22	MAR 31/22	JUN 30/21
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$53,945	$39,212	$28,691	$25,254	$20,480
Other income	8,637	7,735	4,504	4,132	4,479
Total revenues	62,582	46,947	33,195	29,386	24,959
Provision for credit losses	(7,834)	(1,005)	(472)	(7,361)	(1,042)
Operating expenses	(19,083)	(15,028)	(10,283)	(8,800)	(7,880)

Profit for the segment	$35,665	$30,914	$22,440	$13,225	$16,037

Segment assets	6,914,479	5,349,392	6,914,479	6,658,539	5,349,392

TREASURY BUSINESS SEGMENT:

Net interest income	$4,475	$681	$4,008	$467	$518
Other income (expense)	113	(77)	(285)	399	113
Total revenues	4,588	604	3,723	866	631
Provision for credit losses	(1,110)	(379)	(361)	(750)	(342)
Operating expenses	(5,002)	(4,239)	(2,780)	(2,222)	(2,242)

Profit (Loss) for the segment	$(1,524)	$(4,014)	$582	$(2,106)	$(1,953)

Segment assets	2,001,050	1,367,318	2,001,050	1,790,642	1,367,318

TOTAL:

Net interest income	$58,420	$39,893	$32,699	$25,721	$20,998
Other income	8,750	7,658	4,219	4,531	4,592
Total revenues	67,170	47,551	36,918	30,252	25,590
Provision for credit losses	(8,944)	(1,384)	(833)	(8,111)	(1,384)
Operating expenses	(24,085)	(19,267)	(13,063)	(11,022)	(10,122)
Profit for the period	$34,141	$26,900	$23,022	$11,119	$14,084
Total segment assets	8,915,529	6,716,710	8,915,529	8,449,181	6,716,710
Unallocated assets	8,976	6,522	8,976	9,202	6,522
Total assets	8,924,505	6,723,232	8,924,505	8,458,383	6,723,232

21

EXHIBIT VIII
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2022		March 31, 2022		June 30, 2021		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$71	1	$66	1	$106	2	$5	$(35)
BOLIVIA	6	0	3	0	15	0	3	(9)
BRAZIL	1,290	15	1,119	13	1,302	20	171	(12)
CHILE	790	9	771	9	722	11	19	68
COLOMBIA	879	10	904	11	733	11	(25)	146
COSTA RICA	304	3	305	4	184	3	(1)	120
DOMINICAN REPUBLIC	352	4	322	4	311	5	30	41
ECUADOR	322	4	367	4	258	4	(45)	64
EL SALVADOR	120	1	97	1	34	1	23	86
GUATEMALA	631	7	577	7	418	6	54	213
HONDURAS	262	3	258	3	37	1	4	225
JAMAICA	6	0	83	1	36	1	(77)	(30)
MEXICO	915	11	934	11	663	10	(19)	252
PANAMA	380	4	411	5	272	4	(31)	108
PARAGUAY	120	1	122	1	61	1	(2)	59
PERU	668	8	626	7	399	6	42	269
TRINIDAD & TOBAGO	136	2	134	2	140	2	2	(4)
UNITED STATES OF AMERICA	571	7	539	6	201	3	32	370
URUGUAY	168	2	127	2	110	2	41	58
MULTILATERAL ORGANIZATIONS	77	1	84	1	112	2	(7)	(35)
OTHER NON-LATAM (1)	617	7	563	7	417	6	54	200

TOTAL CREDIT PORTFOLIO (2)	$8,685	100%	$8,412	100%	$6,531	100%	$273	$2,154

UNEARNED INTEREST AND DEFERRED FEES	(11)		(10)		(7)		(1)	(4)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$8,674		$8,402		$6,524		$272	$2,150

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region.
(2)Includes gross loans (or the Loan Portfolio), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

22

EXHIBIT IX
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2022		March 31, 2022		June 30, 2021		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$71	1	$66	1	$106	2	$5	$(35)
BOLIVIA	6	0	3	0	15	0	3	(9)
BRAZIL	1,196	16	1,017	14	1,207	20	179	(11)
CHILE	677	9	661	9	623	10	16	54
COLOMBIA	824	11	859	12	706	12	(35)	118
COSTA RICA	294	4	303	4	184	3	(9)	110
DOMINICAN REPUBLIC	347	5	317	4	311	5	30	36
ECUADOR	322	4	367	5	258	4	(45)	64
EL SALVADOR	120	2	97	1	34	1	23	86
GUATEMALA	631	8	572	8	418	7	59	213
HONDURAS	262	3	258	4	37	1	4	225
JAMAICA	6	0	83	1	36	1	(77)	(30)
MEXICO	815	11	837	11	628	10	(22)	187
PANAMA	356	5	387	5	258	4	(31)	98
PARAGUAY	120	2	122	2	61	1	(2)	59
PERU	597	8	539	7	347	6	58	250
TRINIDAD & TOBAGO	136	2	134	2	140	2	2	(4)
URUGUAY	168	2	127	2	110	2	41	58
OTHER NON-LATAM (1)	635	8	572	8	529	9	63	106

TOTAL COMMERCIAL PORTFOLIO (2)	$7,583	100%	$7,321	100%	$6,008	100%	$262	$1,575

UNEARNED INTEREST AND DEFERRED FEES	(11)		(10)		(7)		(1)	(4)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$7,572		$7,311		$6,001		$261	$1,571

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of June 30, 2022, Other Non-Latam was comprised of United States of America ($46 million), European countries ($409 million) and Asian countries ($180 million).
(2)Includes gross loans (or the Loan Portfolio), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

23

EXHIBIT X
INVESTMENT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2022		March 31, 2022		June 30, 2021		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
BRAZIL	$94	9	$102	9	$95	18	$(8)	$(1)
CHILE	113	10	110	10	99	19	3	14
COLOMBIA	55	5	45	4	27	5	10	28
COSTA RICA	10	1	2	0	0	0	8	10
DOMINICAN REPUBLIC	5	0	5	0	0	0	0	5
GUATEMALA	0	0	5	0	0	0	(5)	0
MEXICO	100	9	97	9	35	7	3	65
PANAMA	24	2	24	2	14	3	0	10
PERU	71	6	87	8	52	10	(16)	19
UNITED STATES OF AMERICA	525	48	501	46	89	17	24	436
MULTILATERAL ORGANIZATIONS	77	7	84	8	112	21	(7)	(35)
OTHER NON-LATAM (1)	28	3	29	3	0	0	(1)	28

TOTAL INVESTMENT PORTFOLIO (2)	$1,102	100%	$1,091	100%	$523	100%	$11	$579

(1)Risk in highly rated countries outside the Region
(2)Includes securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

24

EXHIBIT XI
LOAN DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY	6M22	6M21	2Q22	1Q22	2Q21	(A) - (B)	(C) - (D)	(C) - (E)
ARGENTINA	$8	$11	$8	$0	$11	$(3)	$8	$(3)
BOLIVIA	3	12	3	0	7	(9)	3	(4)
BRAZIL	975	558	511	464	271	417	47	240
CHILE	583	615	251	332	268	(32)	(81)	(17)
COLOMBIA	712	600	428	284	260	112	144	168
COSTA RICA	191	36	32	159	13	155	(127)	19
DOMINICAN REPUBLIC	465	376	308	157	193	89	151	115
ECUADOR	90	10	45	45	5	80	0	40
EL SALVADOR	107	50	51	56	20	57	(5)	31
GUATEMALA	388	252	219	169	153	136	50	66
HONDURAS	263	24	41	222	14	239	(181)	27
JAMAICA	271	137	73	198	74	134	(125)	(1)
MEXICO	1,103	1,170	536	567	662	(67)	(31)	(126)
PANAMA	230	298	77	153	192	(68)	(76)	(115)
PARAGUAY	168	78	110	58	15	90	52	95
PERU	516	215	327	189	109	301	138	218
TRINIDAD & TOBAGO	104	0	104	0	0	104	104	104
UNITED STATES	40	0	20	20	0	40	0	20
URUGUAY	271	148	74	197	62	123	(123)	12
OTHER NON-LATAM (1)	482	465	291	191	334	17	100	(43)

TOTAL LOAN DISBURSED (2)	$6,970	$5,055	$3,509	$3,461	$2,663	$1,915	$48	$846

(1)Origination in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.

25

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